Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2022

(January 1 – December 31)

Adopted at the Annual General Meeting of Shareholders on _______________, 2023.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Report	6

Management Commentary	9

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31	25

Statements of Financial Position as of December 31	26

Statements of Changes in Equity - Group	27

Statements of Changes in Equity - Parent	28

Cash Flow Statements for the Year Ended December 31	29

Notes to the Financial Statements	30

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Albert Cha, Chairman

Lisa Jane Morrison

Rafaèle Tordjman

Jan Møller Mikkelsen

Lars Holtug

Siham Imani

William Carl Fairey Jr.

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

Michael Wolff Jensen, Chief Legal Officer

Anni Lotte Kirstine Pedersen, Chief Administration Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2022.

The annual report is presented in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2022, and of their financial performance and cash flows for the financial year January 1 to December 31, 2022.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, February 16, 2023

Executive Board

/s/ Jan Møller Mikkelsen	/s/ Scott Thomas Smith
Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

/s/ Michael Wolff Jensen	/s/ Anni Lotte Kristine Pedersen
Michael Wolff Jensen	Anni Lotte Kristine Pedersen
Chief Legal Officer	Chief Administration Officer

Statement by Management on the Annual Report	5

Board of Directors

/s/ Albert Cha	/s/ Rafaèle Tordjman	/s/ Lisa Jane Morrison
Albert Cha	Rafaèle Tordjman	Lisa Jane Morrison
Chairman

/s/ Siham Imani	/s/ Lars Holtug	/s/ Jan Møller Mikkelsen
Siham Imani	Lars Holtug	Jan Møller Mikkelsen

/s/ William Carl Fairey Jr.
William Carl Fairey Jr.

Independent Auditor’s Report	6

Independent Auditor’s Report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 - December 31, 2022 , which comprise the statements of profit or loss and other comprehensive income, statements of financial position, statements of changes in equity, cash flow statements and notes, including a summary of significant accounting policies, for the Group as well as the Parent. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2022 and of the results of its operations and cash flows for the financial year January 1 - December 31, 2022 in accordance with IFRS as adopted by the IASB and as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements” section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Independent Auditor’s Report	7

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with IFRS as adopted by the IASB and as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

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Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.

Independent Auditor’s Report	8

We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, February 16, 2023

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

/s/ Sumit Sudan	/s/ Lars Hansen
Sumit Sudan	Lars Hansen
State-Authorised Public Accountant	State-Authorised Public Accountant
Identification No (MNE) 33716	Identification No (MNE) 24828

Financial Statements	9

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

	2022	2021	2020	2019	2018
(EUR’000)
Revenue	51,174	7,778	6,953	13,375	10,581
Operating Profit/(Loss)	(561,814)	(451,792)	(330,620)	(226,719)	(154,757)
Finance Income/(Expenses)	1,694	55,807	(79,030)	16,582	24,587
Profit/(Loss) for the Year	(583,194)	(383,577)	(418,955)	(218,016)	(130,097)
Cash and Cash Equivalents	444,767	446,267	584,517	598,106	277,862
Total Assets	1,089,738	1,084,921	979,793	676,732	318,968
Equity	263,348	883,635	838,711	597,114	280,050
Investments in Property, Plant & Equipment	14,489	23,704	19,860	5,159	2,648
Return on Equity (%)*	(101.7)	(44.5)	(58.4)	(49.7)	(55.7)
Equity Ratio (%)*	24.2	81.4	85.6	88.2	87.8

*	Key ratios are calculated as follows:

Return on Equity: (Profit / (Loss) for the Year x 100) / Average Equity

Equity Ratio: (Equity x 100) / Total Assets

Ascendis Pharma in Brief

We are applying our innovative TransCon platform to build a leading, fully integrated, global biopharma company, focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science, and passion, we use our TransCon technologies to create new and potentially best-in-class therapies.

Our Organization

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma Endocrinology GmbH (Germany) Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark).

The Company has increased its number of employees to 797 at the end of 2022 compared to 639 at the end of 2021. Employees engaged with research and development have increased, primarily due to advancement of our pipeline of endocrinology and oncology. In addition, number of employees has increased due to pre-launch and launch activities, and extension of corporate functions to support those activities.

Financial Statements	10

Our Vision

As announced in January 2019, Vision 3x3 is our vision to build a leading fully integrated, global, biopharma company and achieve sustainable growth through multiple approaches. This includes:

•	Obtain regulatory approval for three independent Endocrinology Rare Disease products

•	TransCon hGH for pediatric growth hormone deficiency

•	TransCon PTH for adult hypoparathyroidism

•	TransCon CNP for achondroplasia

•	Grow Endocrinology Rare Disease pipeline through

•	Global clinical reach

•	Pursuing 9 total indications, label optimization, and life cycle management

•	New endocrinology products

•	Establish global commercial presence for our Endocrinology Rare Disease area

•	Build integrated commercial organization in North America and select European countries

•	Establish global commercial presence through partners with local expertise and infrastructure

•	Advance a high-value oncology pipeline with one investigational new drug (“IND”) or similar submission each year

•	Create a third independent therapeutic area with a diversified pipeline

Our product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing efficacy, safety, tolerability, and convenience.

We have applied these technologies in combination with clinically validated parent drugs or pathways using our algorithm with the goal of creating product candidates with the potential to be best-in-class in endocrinology rare diseases, oncology, and ophthalmology. In addition, we plan to apply this algorithm for product innovation in new therapeutic areas. We believe our approach to product innovation may reduce the risks associated with traditional drug development, and that our TransCon technologies have been validated by non-clinical and clinical programs completed to date.

Ascendis Algorithm for Product Innovation

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As presented above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway and have the potential to address a large market.

Financial Statements	11

We currently have one marketed product and a diversified portfolio of five product candidates in clinical development in the areas of endocrinology rare diseases, and oncology and we are working to apply our TransCon technology platform in additional therapeutic areas, including ophthalmology.

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First Marketed Product – Our first marketed product is SKYTROFA® (lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which has received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”) and which is now commercially available for prescription in the United States. In addition, in the European Union (“EU”), TransCon hGH was granted marketing authorisation by the European Commission (“EC”) as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone, known by its brand name SKYTROFA (lonapegsomatropin). In Europe, we plan to commercially launch SKYTROFA in Germany during the third quarter of 2023.

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Endocrinology Rare Disease Pipeline – We are developing three product candidates in our endocrinology rare disease portfolio spanning five potential indications across multiple geographies. These include TransCon hGH for pediatric GHD, adult GHD, and Turner Syndrome; TransCon PTH for adult patients with hypoparathyroidism; and TransCon CNP for achondroplasia (“ACH”).

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Oncology – In oncology, we are leveraging our TransCon technologies in effort to enhance anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We have initiated clinical development of two product candidates: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll like receptors (“TLR”) 7 and 8 for intratumoral delivery and TransCon IL-2 ß/ for systemic delivery, which is designed for prolonged exposure to an IL-2 variant that selectively activates the IL-2Rß/ , with minimal binding to Our clinical development program for these product candidates also includes evaluation of them as a potential combination therapy.

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Ophthalmology - In January 2023, we announced that we are establishing ophthalmology as our third independent therapeutic area of focus for our TransCon technologies. Ophthalmology intravitreal treatments (“IVT”) represent an established, well-understood, and high-value therapeutic area, characterized by high unmet medical need. We are leveraging our TransCon hydrogel technology to create highly differentiated product candidates designed to provide continuous local release of clinically validated parent drugs over a period of months. TransCon RBZ (ranibizumab) is our first investigational pipeline candidate being developed to address vision loss caused by abnormal blood vessel growth and/or fluid build-up in the back of the eye. Our ophthalmology development pipeline includes other opportunities in various stages of development.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon product candidates, if approved, to address patients’ unmet medical needs. We have established a multi-faceted organization in the U.S. to support the ongoing commercialization of SKYTROFA which will also serve as the foundation for future endocrinology rare disease product launches in the U.S. We are expanding our presence in Europe by building integrated organizations in select countries beginning with the planned launch of SKYTROFA in Germany and through established distribution channels in others. In other markets, we plan to establish commercial presence through partners with local expertise and infrastructure

Financial Statements	12

TransCon Products and Candidate Pipeline

1.	Not yet marketed in the EU
2.	riGHt Trial
3.	foresiGHt Trial
4.	New InsiGHts Trial
5.	NDA submitted to the FDA, PDUFA action date April 30, 2023; European MAA submitted November 2022, decision anticipated Q4 2023
6.	PaTHway Japan Trial
7.	ApproaCH Trial
8.	transcendIT-101 Trial, includes 4 indication specific cohorts currently enrolling patients
9.	IL-ßeliege Trial

We maintain an intellectual property portfolio comprising 282 issued patents and approximately 520 patent applications as of December 31, 2022 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN Pharmaceuticals (“VISEN”), we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH or any of our other product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH and each of our other product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

TransCon Growth Hormone (hGH)

TransCon hGH is a long-acting prodrug of somatropin (hGH) composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker. TransCon hGH is designed to maintain the same mode of action as daily therapies by releasing the same recombinant growth hormone molecule, somatropin, as used in extensively proven daily hGH therapy that is the current standard of care.

On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA® (lonapegsomatropin-tcgd), for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. SKYTROFA is the first FDA approved product that delivers somatropin, or growth hormone, by sustained release over one week.

The FDA approval of SKYTROFA (lonapegsomatropin-tcgd) was based on results from the Phase 3 heiGHt Trial, a 52-week, global, randomized, open-label, active-controlled, parallel-group trial that compared once-weekly TransCon hGH to daily somatropin (Genotropin®) in 161 treatment-naïve children with GHD. The primary endpoint was annualized height velocity (“AHV”) at 52 weeks for weekly SKYTROFA (lonapegsomatropin-tcgd) and daily hGH treatment groups. Other endpoints included adverse events, injection-site reactions, incidence of anti-hGH antibodies, annualized height velocity, change in height standard deviation score (“SDS”), proportion of subjects with IGF-1 SDS (0.0 to +2.0), PK/PD in subjects < 3 years, and preference for and satisfaction with SKYTROFA (lonapegsomatropin-tcgd).

Financial Statements	13

We believe SKYTROFA (lonapegsomatropin-tcgd) offers patients benefits compared to daily growth hormone:

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A national study has shown 66%, or 2/3 of patients miss more than one injection per week. We believe reducing injection frequency is associated with better adherence and thus may improve height velocity.

•	In a Phase 3 clinical study, TransCon hGH demonstrated higher AHV compared to daily somatropin with similar safety profile in treatment-naïve children with GHD.

•	With a weekly injection, patients switching from daily injections can experience up to 86% fewer injection days per year.

•	After first removed from a refrigerator, SKYTROFA (lonapegsomatropin-tcgd) can be stored at room temperature for up to six months.

On January 11, 2022, the EC granted a marketing authorization for SKYTROFA (lonapegsomatropin), developed under the name TransCon hGH, as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone.

In October 2019, we received Orphan Designation (“OD”) from the EC for TransCon hGH for GHD. OD is granted to medicinal products that are (1) intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, (2) provided that either (a) the disease affects no more than five in 10,000 persons in the EU, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment and (3) for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the EU (or if such a method exists, the product would provide significant additional benefit over existing therapies). We received Orphan Drug Designation (“ODD”) from the FDA for TransCon hGH as a treatment for GHD in April 2020.

Results from the Phase 3 heiGHt Trial in Pediatric Subjects with GHD

The heiGHt Trial was a randomized, open-label, active-controlled Phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was AHV at 52 weeks, with a non-inferiority analysis comparing the difference between the two treatment groups, followed by a test of superiority if non-inferiority was met. Two subjects, one from each arm, withdrew from the trial prior to the final visit.

Results showed that once-weekly TransCon hGH was superior to once-daily hGH on the primary endpoint of AHV at 52 weeks. In the primary analysis of the intent-to-treat population using least squared mean (“LS Mean”) results from an ANCOVA model, TransCon hGH was associated with an AHV of 11.2 cm/year compared to 10.3 cm/year for the daily hGH. The treatment difference was 0.86 cm/year with a 95% confidence interval of 0.22 to 1.50 cm/year. The AHV for TransCon hGH was significantly greater than the daily hGH (p=0.0088).

Results from the trial indicated that TransCon hGH was generally safe and well-tolerated, with adverse events consistent with the type and frequency observed with daily hGH therapy and comparable between arms of the trial. No serious adverse events related to study drug were observed in either arm. No treatment-emergent adverse events leading to discontinuation of study drug were observed in either arm.

Additional Clinical Trials of TransCon hGH in Pediatric Subjects with GHD

In our ongoing Phase 3 riGHt Trial we are evaluating TransCon hGH in Japanese subjects for the treatment for pediatric GHD. The primary objective of the riGHt Trial is to evaluate and compare the annualized height velocity of 40 Japanese prepubertal treatment naïve children with GHD treated with weekly TransCon hGH to that of a commercially available daily hGH formulation at 52 weeks.

Financial Statements	14

Proprietary Auto-injector

SKYTROFA includes the SKYTROFA® Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Clinical Development of TransCon Growth Hormone (hGH) in Adults

We are currently conducting foresiGHt Trial, a global Phase 3 trial with the aim to demonstrate the metabolic benefits of TransCon hGH in adults and with the primary objective to evaluate change in trunk fat percentage. Patients in the trial are randomized in a 1:1:1 ratio into the three arms of the study—treatment with once-weekly TransCon hGH, once-weekly placebo, or daily hGH. The primary endpoint of the trial is a change from baseline in percentage trunk fat at 38 weeks. Following the 38-week main trial period, all patients will be eligible to receive once-weekly TransCon hGH during the 52-week open-label extension. During the fourth quarter, 2022, we completed recruitment into the Phase 3 foresiGHt Trial. Topline results from foresiGHt are expected in the fourth quarter of 2023.

Other Development Plans

In June 2022, we submitted a trial protocol to the FDA to evaluate TransCon hGH in Turner Syndrome. We are evaluating higher doses of TransCon hGH and daily hGH for Turner Syndrome compared to those doses for pediatric or adult GHD. In addition, we are also considering other potential indications for TransCon hGH where we believe a long-acting hGH therapy may offer benefits to patients with rare growth disorders.

Financial Statements	15

TransCon PTH

TransCon PTH (palopegteriparatide) is an investigational prodrug of parathyroid hormone that is designed to be dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our Phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals thereby maintaining blood calcium levels and normalizing urinary calcium excretion. Pharmacokinetic data from multiple ascending dose cohorts in our Phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile of free PTH. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short-acting PTH molecules and become a highly differentiated therapy for HP.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and Phase 2 PaTH Forward Trial evaluated TransCon PTH in adult patients with hypoparathyroidism. Following the primary outcome period, all three trials continue in the extension portion to collect long term data.

In January 2023, we announced topline data from PaTHway Japan Trial, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH. The study achieved its primary objective with topline results consistent with our trials in North America and EU. Twelve out of thirteen patients met the primary composite endpoint which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of calcium supplements). TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. Twelve patients continue in the ongoing 3-year extension portion of the PaTHway Japan Trial.

In December 2022, the FDA allowed Ascendis to initiate an expanded access program (“EAP”) for TransCon PTH, for adult patients with hypoparathyroidism. To qualify for the EAP, patients must be adults diagnosed with hypoparathyroidism who live in the U.S., have prior PTH treatment experience, and meet other criteria. Requests for access to TransCon PTH under the U.S. EAP must be made by the treating physician. In January 2023, the online portal for physicians to request access to TransCon PTH through the U.S. EAP was opened.

In November 2022, we submitted a marketing authorization application (“MAA”) to the EMA for TransCon PTH in adult patients with hypoparathyroidism.

In October 2022, the FDA accepted for Priority Review our New Drug Application (“NDA”) for TransCon PTH in adult patients with hypoparathyroidism and has set a Prescription Drug User Fee Act target action date of April 30, 2023. If approved by the PDUFA date, we expected U.S. commercial launch of TransCon PTH by the end of the second quarter of 2023.

In September 2022, we announced new Week 110 data from the Phase 2 PaTH Forward Trial showing that long-term therapy with TransCon PTH provided a durable response in adult patients with hypoparathyroidism, as evidenced by continued normalization of mean serum calcium levels and 93% of patients achieving independence from conventional therapy with active vitamin D and therapeutic levels of calcium. As of December 31, 2022, 57 out of the 59 patients continued in the open-label extension portion of the trial, where they receive a customized maintenance dose of TransCon PTH. In addition, all 57 subjects have exceeded two and a half years of follow-up in the PaTH Forward Trial. Two patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

Financial Statements	16

In March 2022, we announced that top-line data from the randomized, double-blind, placebo-controlled portion of our Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant improvement with TransCon PTH compared to control on the primary composite endpoint and all key secondary endpoints. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of calcium supplements) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

Following an initial blinded study period of 26 weeks all 79 patients completing the blinded period opted to receive treatment with TransCon PTH in the ongoing open-label extension portion of the study for up to 3 years (156 weeks). As of December 31, 2022, 77 out of 79 patients continued in the open label extension (“OLE”) portion of the PaTHway Trial.

In April 2020, we announced top-line data from the four-week fixed dose, double-blinded portion of PaTH Forward, a global Phase 2 trial evaluating the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks using a ready-to-use prefilled pen injector planned for commercial presentation. All doses of TransCon PTH were well-tolerated, and no serious or severe treatment-related adverse events (“TEAEs”), were observed at any point. No treatment-emergent adverse events led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period.

In June 2018, we were granted ODD by the FDA, for TransCon PTH for the treatment of hypoparathyroidism. In October 2020, we were granted OD by the EC for TransCon PTH for the treatment of hypoparathyroidism. In July 2021, the Japanese Ministry of Health, Labor and Welfare granted ODD to TransCon PTH for the treatment of hypoparathyroidism.

TransCon CNP

TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with ACH. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. Shorter acting CNP and CNP analogs in development have resulted in high Cmax levels that may cause adverse cardiovascular events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for Achondroplasia

TransCon CNP is currently being evaluated in a global Phase 2 trial, known as the ACcomplisH Trial, which is designed to evaluate the safety and efficacy of TransCon CNP in children (ages two to ten years) with ACH.

In November 2022, we announced topline results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with ACH aged two to ten years old.

Financial Statements	17

The ACcomplisH Trial evaluated 57 children with ACH aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP or placebo for 52 weeks. All 57 randomized children completed the blinded portion of ACcomplisH and are currently continuing in the open label extension at the 100 µg/kg/week dose. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week met the primary efficacy endpoint of AHV at 52 weeks (p=0.0218).

TransCon CNP Dose Group (n)	AHV (cm/year) LS Mean [95% CI]	p-value (TransCon CNP vs. Pooled Placebo)
6 µg/kg/week (n=10)	4.09	0.6004
	[3.34, 4.84]
20 µg/kg/week (n=11)	4.52	0.7022
	[3.82, 5.22]
50 µg/kg/week (n=10)	5.16	0.0849
	[4.43, 5.90]
100 µg/kg/week (n=11)	5.42	0.0218
	[4.74, 6.11]
Pooled Placebo (n=15)	4.35	NA
	[3.75, 4.94]

Additional highlights:

•	TransCon CNP demonstrated a consistent dose-dependent increase in AHV across the four dose groups.

•	Mean improvements in AHV for TransCon CNP-treated patients were consistent across age groups <5 years and >5 years, with dose response established.

•	TransCon CNP at 100 µg/kg/week improved change in ACH-specific height SDS compared to placebo (p=0.0283).

•	TransCon CNP was generally well tolerated, with no discontinuations.

•	No serious adverse events (“SAEs”) related to treatment were reported; two unrelated SAEs were reported.

•	Injections were generally well tolerated with low frequency of injection site reactions (ISRs):

•	11 mild ISRs (in 8 patients) out of >2,000 injections.

•	Patients treated ≥6 months at 100 µg/kg/week in the blinded or OLE period demonstrated a consistent and sustained response, with mean AHV of 5.39 cm/year (n=40).

One year data from the OLE portion of the ACcomplisH Trial are expected during the fourth quarter of 2023.

In October 2022, we submitted protocols to initiate ApproaCH, global randomized, double-blind, placebo-controlled Phase 2b trial in children ages 2–11 years with ACH. The trial targets enrollment of ~80 patients. During the second quarter of 2023, we expect to complete enrollment in ApproaCH.

We are conducting the ACHieve Study, a multi-center natural history study designed to gain insight into the experiences of pediatric subjects with ACH. ACHieve will study growth velocity, body proportionality, and comorbidities over time in children with ACH up to eight years old. No study medication will be administered.

In addition, we are planning a trial to evaluate TransCon CNP in children under the age of 2 years. We plan to submit an IND or similar application for this trial in the third quarter of 2023.

Financial Statements	18

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of ACH. In July 2020, we received OD from the EC for TransCon CNP for the treatment of ACH.

TransCon Product Candidates – Oncology

We believe prolonging the therapeutic activity and targeting the drug activity to the relevant cell types and tissues have the potential to improve treatment outcomes. We believe TransCon is well-suited to improve cancer treatments given the large number of validated targets with known limitations. By applying our unique algorithm for product innovation to clinically validated targets and pathways, we believe TransCon has the potential to improve outcomes currently limited by suboptimal efficacy and systemic toxicity.

We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides, and proteins without increasing toxicity, which could offer the potential to treat more patients with new combination and multi-agent regimens that would not otherwise be feasible.

We are currently investigating two clinical-stage product candidates designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to optimize the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Similarly, with the potential to achieve sustained local release at predictable levels, we believe TransCon product candidates may allow for improved efficacy and reduced dosing frequency of intratumorally administered therapies, potentially enabling treatments of multiple tumor types, including those that cannot be easily accessed for frequent injection.

Development of TransCon Product Candidates in Oncology

Our TransCon product candidates in oncology are designed to provide sustained systemic or intratumoral administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have showed sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration. Two of our oncology product candidates, TransCon TLR7/8 Agonist and TransCon IL-2 ß/g, are now in clinical development.

TransCon TLR7/8 Agonist for sustained localized release

TransCon TLR7/8 Agonist is an investigational long-acting prodrug, designed for sustained release of resiquimod, a small molecule agonist of TLR 7 and 8. It is designed to provide sustained and potent activation of the innate immune system in the tumor and tumor draining lymph node for weeks following a single intratumoral injection and to have a low risk of systemic toxicity. The transcendIT-101 Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon TLR7/8 Agonist in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab, is enrolling patients in four indication-specific cohorts.

In October 2022, we announced completion of the dose-escalation portion and selection of the recommended Phase 2 dose in transcendIT-101. In the current portion of the trial, the recommended Phase 2 dose of TransCon TLR7/8 Agonist is being evaluated in four cohorts focused on cancers where increased TLR activity has potential to improve innate and adaptive immune activation and host defense against cancers. The cohorts include head and neck squamous-cell carcinoma; other HPV-associated cancers; melanoma; and cutaneous squamous cell carcinoma. In this portion of the study, all participants will be treated every three weeks with intratumoral TransCon TLR7/8 Agonist in combination with intravenous pembrolizumab. Limits on prior lines of therapy vary by cohort.

Financial Statements	19

TransCon IL-2 ß/g for sustained systemic release

TransCon IL-2 ß/g is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2Rß/g, with minimal binding to The Phase 1/2 IL-ßeliege Trial evaluating TransCon IL-2 ß/g monotherapy in patients with advanced cancer is enrolling patients in dose escalation cohorts. During the second quarter of 2022, we dosed the first patient in the combination dose escalation cohort for TransCon IL-2 ß/g and checkpoint inhibitor, in the IL-ßeliege Trial. Results from monotherapy dose escalation are expected during the first quarter of 2023 with dose escalation, combination therapy results expected during the third quarter of 2023.

Other Development Plans

We believe that a combination TransCon TLR7/8 Agonist and TransCon IL-2 ß/g may have the potential to produce greater anti-tumor activity than either candidate alone. We plan to evaluate clinical activity of the combination of TransCon TLR7/8 Agonist and TransCon IL-2 ß/g in 2023.

We are evaluating additional TransCon product candidates in nonclinical research studies with potential to enhance anti-tumor immune responses for the treatment of multiple tumor types. We are exploring product candidates using both systemic and intratumoral administration as monotherapies and as components of combination regimens. We believe these programs have the potential to make a positive impact to the lives of many patients with cancer.

TransCon Product Candidates - Ophthalmology

TransCon Hydrogel platform has been designed to provide sustained levels of a drug at a localized site. It is designed to allow for prolonged, continuous release over months. In vivo data demonstrated that the TransCon Hydrogel platform provided continuous local drug release over at least six months supporting twice yearly administration. By reducing the frequency of intravitreal injection, we believe the TransCon Hydrogel platform could potentially increase patient adherence and persistence resulting in better outcomes.

Development of TransCon Ophthalmology Pipeline Candidates

TransCon RBZ (ranibizumab) has been selected as our lead pipeline candidate for ophthalmology. Lucentis® (ranibizumab) was first approved by the FDA in 2006 for the treatment of wet AMD. It has been studied extensively, and demonstrated efficacy following sustained infusion from an implantable osmotic minipump. Thus, we believe ranibizumab represents a clinically validated parent drug which we believe provides lower development risk compared to new candidate discovery.

In addition to TransCon RBZ, additional product candidates are under evaluation.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital.

In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.

Impact from COVID-19 Pandemic

The COVID-19 pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply.

Financial Statements	20

While COVID-19 had an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our clinical and manufacturing operations.

As a result of governmental restrictions, field-based sales personnel primarily have worked under a remote engagement model with healthcare professionals and patient care organizations, and similarly, some patients have not been able to see their physicians. As restrictions cease, field-based sales personnel have begun in person engagements when interacting with healthcare professionals and patient care organizations, as well as patients having easier access to their physicians. The impact on the commercial product revenue is uncertain and difficult to quantify.

We monitor the risks from the pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

Impact from Conflict in Ukraine

The military conflict between Russia and Ukraine has increased the likelihood of supply interruptions and made it difficult to conduct business operations, including clinical trials, in the region and in nearby countries. We originally planned to conduct the Phase 3 foresiGHt trial utilizing sites in Belarus and Russia, but instead we engaged with alternative sites for the study following the outbreak of conflict in Ukraine, which adversely affected patient enrollment. Such developments could negatively impact such operations or require us to delay or suspend clinical trial activities, which may increase product development costs and harm our business.

We will continue to closely monitor the rapidly evolving geopolitical situation in Ukraine and Russia and its impact on our clinical trial operations and timelines.

Financial Review

We had a net loss of €583.2 million for the year ended December 31, 2022, compared to a net loss of €383.6 million for the year ended December 31, 2021. Our total equity was €263.3 million as of December 31, 2022, compared to €883.6 million as of December 31, 2021. The results are in line with Management’s expectations.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. The cost increase for the year ended December 31, 2022 compared to the year ended December 31, 2021, also reflects the impact from foreign currency development, primarily with respect to the U.S. Dollar. We do not enter into derivative financial instruments to manage our exposure to foreign exchange risks.

All employees in Denmark (domicile country) are employed by the Parent Company, and accordingly, neither of the Danish subsidiaries have employees. Furthermore, all external, project related expenses, as well as site costs incurred by foreign subsidiaries are being financed by the Parent Company. All direct related project expenses are invoiced to subsidiaries that hold the license rights for the product candidates. In addition, the Parent Company provide services to subsidiaries, which are disclosed as revenue in the Parent Company’s separate financial statements. All intergroup transactions are made on an arms-length basis and eliminated in the consolidated financial statements. Accordingly, operating results in the Parent Company highly depends on project related activities in the Group.

Main effects on the consolidated profit or loss, and cash flows are described in the following sections.

Revenue

Revenue for the year ended December 31, 2022, was €51.2 million, representing an increase of €43.4 million compared to the year ended December 31, 2021. This increase was primarily attributable to the full year impact of revenue from the commercial sale of SKYTROFA, which reached €35.7 million for the year ended December 31, 2022.

Financial Statements	21

Cost of Sales

Cost of sales for the year ended December 31, 2022, was €12.1 million, representing an increase of €8.6 million compared to the year ended December 31, 2021. This increase was primarily attributable to an increase in commercial products sold following the commercial launch of SKYTROFA in the U.S. in the fourth quarter of 2021. The increase in cost of sales was also due in part to clinical supply delivered to VISEN Pharmaceuticals (“VISEN”).

Research and Development Costs

The development of R&D costs reflects the advancement of our pipeline of endocrinology and oncology, where we have multiple prodrug therapies in development.

R&D costs for the year ended December 31, 2022, was €379.6 million representing an increase of €83.8 million compared to the year ended December 31, 2021. This increase was primarily due to reversal of a write-down (income) of pre-launch inventories of €53.7 million in 2021, following receipt of the marketing approval for SKYTROFA on the U.S. market in August 2021. In addition, the increase was driven by manufacturing of pre-launch inventories for TransCon PTH with a total amount of €12.3 million and a general increase in employee and other costs attributable to organizational growth.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2022, was €221.2 million representing an increase of €61.0 million compared to the year ended December 31, 2021. This increase was primarily attributable to an increase in external commercial expenses following the launch of SKYTROFA in the U.S. of €21.3 million, and an increase in employee and other general and administrative expenses attributable to organizational growth of

€39.0 million.

Net Profit / (Loss) in Associate

Net loss of associate was €17.7 million for the year ended December 31, 2022, compared to a net profit of

€12.0 million for the year ended December 31, 2021. For the year ended December 31, 2021, the net profit of associate comprised a non-cash gain of €42.3 million as a result of the Series B financing by VISEN in January 2021, and our share of loss of €30.3 million.

Finance Income and Finance Expenses

Finance income was affected by development in the U.S. Dollar compared to the Euro, where the strengthening of the U.S. Dollar remains the primary driver for the development in finance income. Finance expenses are significantly affected by convertible notes in form of interest and amortization charges. In addition, the conversion option embedded in the convertible notes is recognized and measured at fair value, where a non-cash fair value adjustment was recognized through finance expenses. Similarly, subsequent reporting periods may result in significant non-cash finance income or expenses. For further details, please refer to Note 15, “Financial Assets and Liabilities”.

Finance income for the year ended December 31, 2022, was €52.2 million representing a decrease of €7.5 million compared to the year ended December 31, 2021. This decrease was primarily attributable to a decrease of €14.3 million in net foreign exchange currency gains, primarily driven by foreign exchange loss on convertible notes, partly offset by an increase in foreign exchange gain from cash, cash equivalents and marketable securities, denominated in U.S. Dollars. In addition, the decrease is partly offset by an increase of €6.7 million in interest income from marketable securities and bank deposits.

Financial Statements	22

Finance expenses for the year ended December 31, 2022, was €50.5 million representing an increase of €46.6 million compared to the year ended December 31, 2021. This increase was primarily driven by interest and amortization charges on convertible notes of €25.9 million, remeasurement loss on derivative liabilities of €15.5 million and offering expenses of €4.2 million, which represents a portion of the total offering expenses attributable to the derivative component of the convertible notes financing in March 2022.

Cash Flows from / (used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2022, was €495.7 million, representing an increase of €78.1 million compared to the year ended December 31, 2021. This increase was primarily attributable to increase in net loss for the year adjusted for non-operating financial income and expense, taxes, and non-cash items. Working capital items contributed positively to change in operating cash flows by €30.3 million, primarily due to higher increase in inventories in 2021, following the launch of SKYTROFA. In addition, change in operating cash flow was negatively impacted by higher interest payments of €7.5 million, primarily related to convertible notes.

Cash Flows from / (used in) Investing Activities

Cash flows from investing activities for the year ended December 31, 2022, was €61.7 million, compared to €110.6 million used for the year ended December 31, 2021, representing a decrease of €172.3 million in cash flows used in investing activities. This decrease was primarily attributable to:

•	Additional net settlements of marketable securities of €142.8 million in line with our liquidity management strategy;

•

Decrease in investments in property, plant and equipment of €9.2 million and receipt of reimbursements from leasehold improvements of €9.5 million in 2022. This was primarily related to leasehold improvements for our U.S. facilities, which were constructed in 2021; and

•	The Series B investment in VISEN Pharmaceuticals of €10.2 million made in January 2021.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2022, was €396.8 million, representing an increase of €45.4 million compared to the year ended December 31, 2021. This increase was primarily attributable to proceeds from issuance of convertible notes net of offering expenses of €503.3 million compared to our follow-on public offering in September 2021 of €367.9 million, partly offset by acquisition of treasury shares of €105.3 million in March 2022.

Liquidity and Capital Resources

Our liquidity and capital resources comprise cash, cash equivalents and marketable securities. As of December 31, 2022, these amounted to €742.9 million.

We have funded our operations primarily through issuance of preference shares, ordinary shares, including our initial public offering, follow-on offerings and exercise of warrants, convertible debt securities and payments to us made under collaboration agreements.

In March 2022, we issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and offering expenses. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness and are redeemable by us no earlier than on or after April 7, 2025. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028. For further description of the convertible notes, and a maturity analysis (on an un-discounted basis) for non-derivative financial liabilities, recognized on the consolidated statement of financial position as of December 31, 2022, please refer to Note 15, “Financial Assets and Liabilities”.

Financial Statements	23

We used $116.7 million (€105.3 million) of the net proceeds from the offering in March 2022 to repurchase 1,000,000 ADSs representing the Company’s ordinary shares. Our holding of treasury shares is disclosed in Note 16, “Financial Risk Management”.

As of December 31, 2022, our cash requirements primarily relate to the following:

•	Semi-annual interest payments and potential repayment (April 1, 2028) of principal amount of convertible notes;

•	Lease obligations related to our office and research and development facilities;

•	Purchase obligations under our commercial supply agreements and related activities;

•	Research and development activities related to clinical trials for our product candidates in clinical development.

Our expenditures primarily relate to research and development activities and selling, general and administrative activities to support our business, including our continued development of therapeutic areas within endocrinology and oncology, the commercialization of SKYTROFA and expenses made in anticipation of potential future product launches.

Based on our current operating plan, we believe that our existing cash, cash equivalents, and marketable securities are sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report.

Uncertainty Relating to Recognition and Measurement

When preparing the annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgements and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, “Significant Accounting Judgements and Estimates”.

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platform. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described, please refer to Note 16, “Financial Risk Management”.

Intellectual Capital Resources

The Company is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Company’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

Financial Statements	24

The skills, knowledge, experience and motivation of the Company’s employees are essential to the continued development and success of the companies within the Company. The employees of the Company are highly educated, and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Company’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Corporate Responsibility

Ascendis Pharma A/S has established a framework of corporate policies and rules which governs compliance by the Company, its employees and business partners with laws and regulations and with the Ascendis Pharma Code of Business Conduct & Ethics.

The Ascendis Pharma A/S Corporate Responsibility Report 2022 defines our compliance with Section 99a (CSR) and Section 99b (Diversity) of the Danish Financial Statements Act.

Find more detailed information in the Ascendis Pharma Corporate Responsibility Report 2022 at: https://investors.ascendispharma.com/financial-and-filings/annual-general-meetings/sustainability-and-p-esg-report-2022

Events after the Balance Sheet Date

No events have occurred after the reporting date that would influence the evaluation of these financial statements.

Outlook

Revenue in 2022 benefited from a full-year contribution of SKYTROFA U.S. revenue of €35.7 million compared to €0.9 million in 2021. In addition to commercial revenue, we generate limited revenue under assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material, and feasibility studies performed for potential partners.

First European SKYTROFA® (lonapegsomatropin) commercial launch in Germany is on track for the third quarter of 2023. In addition, U.S. FDA Priority Review continues for TransCon PTH in adult patients with hypoparathyroidism, with a PDUFA date of April 30, 2023. If approved, U.S. commercial launch is expected by the end of the second quarter of 2023.

We expect that our operating expenses may increase over the next several years as we expand our research and development efforts and expand our commercial organization. Accordingly, for the coming year, we will continue to spend substantial resources, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals, and to sales and marketing.

Although, we recognize revenue from commercial product sales, our operating expenses are expected to be higher than this year, and we may, depending on anticipated product launches, incur substantial operating losses for the foreseeable future as we execute our operating plan.

Financial Statements	25

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Group		Parent
(EUR’000)	Notes	2022	2021	2022	2021
Statement of Profit or Loss
Revenue	4	51,174	7,778	105,373	86,130
Cost of sales	6, 11	12,137	3,523	13,861	934

Gross profit		39,037	4,255	91,512	85,196
Research and development costs	6, 11	379,624	295,867	135,291	123,254
Selling, general and administrative expenses	6, 11	221,227	160,180	134,169	153,238

Operating profit/(loss)		(561,814)	(451,792)	(177,948)	(191,296)
Share of profit/(loss) of associate	12	(17,697)	12,041	—	—
Finance income	15	52,181	59,718	82,238	82,219
Finance expenses	15	50,487	3,911	47,369	1,294

Profit/(loss) before tax		(577,817)	(383,944)	(143,079)	(110,371)
Tax on profit/(loss) for the year	9	(5,377)	367	178	206

Net profit/(loss) for the year		(583,194)	(383,577)	(142,901)	(110,165)

Attributable to owners of the Company		(583,194)	(383,577)	(142,901)	(110,165)

Basic and diluted earnings/(loss) per share		€(10.40)	€(7.00)	—	—
Number of shares used for calculation (basic and diluted) (1)		56,071,793	54,771,763	—	—

Statement of Comprehensive Income Net profit/(loss) for the year		(583,194)	(383,577)	(142,901)	(110,165)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(327)	3,855	—	—

Other comprehensive income/(loss) for the year, net of tax		(327)	3,855	—	—

Total comprehensive income/(loss) for the year, net of tax		(583,521)	(379,722)	(142,901)	(110,165)

Attributable to owners of the Company		(583,521)	(379,722)	(142,901)	(110,165)

(1)

A total of 6,864,011 warrants outstanding as of December 31, 2022 (a total of 7,085,073 warrants outstanding as of December 31, 2021) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, 575,000 convertible senior notes which can potentially be converted into 3,456,785 ordinary shares, can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for 2022.

Financial Statements	26

Statements of Financial Position as of December 31

		Group		Parent
(EUR’000)	Notes	2022	2021	2022	2021
Assets
Non-current assets
Intangible assets	5, 10	4,828	5,272	1,333	1,777
Property, plant and equipment	5, 11	129,095	126,049	25,344	24,096
Investment in associate	12	22,932	38,345	—	—
Investment in group enterprises	19	—	—	122,759	98,906
Receivables from group enterprises	15	—	—	1,372,347	1,007,874
Other receivables	15	1,920	1,808	1,303	1,205
Marketable securities	15, 16	7,492	107,561	7,492	107,561

		166,267	279,035	1,530,578	1,241,419

Current assets
Inventories	13	130,673	75,405	130,673	71,493
Trade receivables	15	11,910	2,200	281	—
Income tax receivables		883	893	740	739
Other receivables	15	12,833	20,093	10,949	10,026
Prepayments		31,717	25,231	27,261	23,247
Marketable securities	15, 16	290,688	235,797	290,688	235,797
Cash and cash equivalents	15	444,767	446,267	407,184	415,363

		923,471	805,886	867,776	756,665

Total assets		1,089,738	1,084,921	2,398,354	1,998,084

Equity and liabilities
Equity
Share capital	16	7,675	7,646	7,675	7,646
Distributable equity		255,673	875,989	1,678,334	1,858,030

Total equity		263,348	883,635	1,686,009	1,865,676

Non-current liabilities
Borrowings	15, 16	482,956	97,966	400,917	15,121
Derivative liabilities	15	157,950	—	157,950	—
Contract liabilities	14	14,213	2,964	—	—

		655,119	100,930	558,867	15,121

Current liabilities
Borrowings	15, 16	25,421	6,995	14,581	2,794
Contract liabilities	14	—	2,601	—	2,633
Trade payables and accrued expenses	15, 16	101,032	59,417	95,174	55,087
Payables to group enterprises	15, 16	—	—	6,558	29,536
Other liabilities		31,989	29,952	37,165	27,237
Income tax payables		5,490	198	—	—
Provisions		7,339	1,193	—	—

		171,271	100,356	153,478	117,287

Total liabilities		826,390	201,286	712,345	132,408

Total equity and liabilities		1,089,738	1,084,921	2,398,354	1,998,084

Financial Statements	27

Statements of Changes in Equity – Group

	Group
		Distributable Equity
				Foreign
				Currency
	Share	Share	Treasury	Translation	Accumulated
(EUR’000)	Capital	Premium	Shares	Reserve	Deficit	Total
Equity at January 1, 2021	7,217	1,728,747	—	(76)	(897,177)	838,711

Net profit / (loss) for the period	—	—	—	—	(383,577)	(383,577)
Other comprehensive income/(loss), net of tax	—	—	—	3,855	—	3,855

Total comprehensive income/(loss)	—	—	—	3,855	(383,577)	(379,722)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	66,830
Acquisition of treasury shares	—	—	(21)	—	(21,584)	(21,605)
Capital increase	429	398,966	—	—	—	399,395
Cost of capital increase	—	(19,974)	—	—	—	(19,974)

Equity at December 31, 2021	7,646	2,107,739	(21)	3,779	(1,235,508)	883,635

Net profit / (loss) for the period	—	—	—	—	(583,194)	(583,194)
Other comprehensive income/(loss), net of tax	—	—	—	(327)	—	(327)

Total comprehensive income/(loss)	—	—	—	(327)	(583,194)	(583,521)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Transfer under stock incentive programs	—	—	6	—	(6)	—
Capital Increase	29	5,124	—	—	—	5,153

Equity at December 31, 2022	7,675	2,112,863	(149)	3,452	(1,860,493)	263,348

Financial Statements	28

Statements of Changes in Equity – Parent

	Parent
		Distributable Equity
				Foreign
				Currency
	Share	Share	Treasury	Translation	Accumulated
(EUR’000)	Capital	Premium	Shares	Reserve	Deficit	Total
Equity at January 1, 2021	7,217	1,728,747	—	(53)	(184,716)	1,551,195

Net profit / (loss) for the period	—	—	—	—	(110,165)	(110,165)
Total comprehensive income/(loss)	—	—	—	—	(110,165)	(110,165)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	66,830
Acquisition of treasury shares	—	—	(21)	—	(21,584)	(21,605)
Capital increase	429	398,966	—	—	—	399,395
Cost of capital increase	—	(19,974)	—	—	—	(19,974)

Equity at December 31, 2021	7,646	2,107,739	(21)	(53)	(249,635)	1,865,676

Net profit / (loss) for the period	—	—	—	—	(142,901)	(142,901)
Total comprehensive income/(loss)	—	—	—	—	(142,901)	(142,901)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Transfer under stock incentive programs	—	—	6	—	(6)	—
Capital Increase	29	5,124	—	—	—	5,153

Equity at December 31, 2022	7,675	2,112,863	(149)	(53)	(434,327)	1,686,009

Financial Statements	29

Cash Flow Statements for the Year Ended December 31

	Group
(EUR’000)	2022	2021
Operating activities
Net profit/(loss) for the year	(583,194)	(383,577)
Reversal of finance income	(52,181)	(59,718)
Reversal of finance expenses	50,487	3,911
Reversal of gain and loss on disposal of property, plant and equipment	22	—
Reversal of tax charge	5,377	(367)
Increase/ (decrease) in provisions	6,145	1,193
Adjustments for non-cash items:
Non-cash consideration regarding revenue	(2,547)	(2,365)
Share of profit/(loss) of associate	17,697	(12,041)
Share-based payment	64,180	66,830
Depreciation	17,514	14,946
Amortization	444	445
Changes in working capital:
Inventories	(55,268)	(75,405)
Receivables	(11,531)	(6,659)
Prepayments	(6,409)	(11,238)
Contract liabilities (deferred income)	8,648	5,202
Trade payables, accrued expenses and other payables	45,943	39,186

Cash flows generated from/(used in) operations	(494,673)	(419,657)
Finance income received	8,271	3,697
Finance expenses paid	(9,294)	(1,841)
Income taxes received/ (paid)	(3)	152

Cash flows from/(used in) operating activities	(495,699)	(417,649)

Investing activities
Investment in associate	—	(10,187)
Acquisition of property, plant and equipment	(14,489)	(23,704)
Reimbursement from acquisition of property, plant and equipment	9,535	—
Development expenditures (software)	—	(530)
Purchase of marketable securities	(213,842)	(226,038)
Settlement of marketable securities	280,528	149,880

Cash flows from/(used in) investing activities	61,732	(110,579)

Financing activities
Payment of principal portion of lease liabilities	(6,356)	(6,429)
Net proceeds from convertible senior notes	503,281	—
Proceeds from exercise of warrants	5,153	11,537
Net proceeds from follow-on public offerings	—	367,884
Acquisition of treasury shares, net of transaction costs	(105,305)	(21,605)

Cash flows from/(used in) financing activities	396,773	351,387

Increase/(decrease) in cash and cash equivalents	(37,194)	(176,841)

Cash and cash equivalents at January 1	446,267	584,517

Effect of exchange rate changes on balances held in foreign currencies	35,694	38,591

Cash and cash equivalents at December 31	444,767	446,267

Cash and cash equivalents include
Bank deposits	427,810	441,736
Short-term marketable securities	16,957	4,531

Cash and cash equivalents at December 31	444,767	446,267

Pursuant to section 86(4) of the Danish Financial Statements Act, the parent company has not prepared a cash flow statement as this is included in the cash flow statement for the Group.

Financial Statements	30

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these financial statements on February 16, 2023. The financial statements can be obtained from cvr.dk.

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3 “Significant Accounting Judgements, Estimates and Assumptions”.

These consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Several amendments to and interpretations of IFRS applied for the first time in 2022, have not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these financial statements have been applied consistently to all the periods presented.

Financial Statements	31

Presentation of Distributable Equity Reserves

For the financial year ended December 31, 2020, and 2021, the “Share-based Payment Reserve” amounted to €133.1 million and €199.9 million, respectively, and was presented as a separate reserve within “Distributable Equity” in the statements of changes in equity, comprising accumulated corresponding entries to the share-based payment expense recognized in the statement of profit or loss, arising from warrant programs and RSU programs. For the financial year ended December 31, 2022, the “Share-based Payment Reserve” is presented as part of accumulated deficit.

For the financial year ended December 31, 2021, the “Treasury Shares Reserve” amounted to €21.6 million, and was presented as a separate reserve within “Distributable Equity” in the statements of changes in equity, comprising total costs of treasury shares acquired. For the financial year ended December 31, 2022, the “Treasury Shares Reserve” represents only the nominal amount of treasury shares acquired, whereas the treasury shares premium is presented as part of accumulated deficit. At December 31, 2021, nominal amount of treasury shares amounted to €0.02 million.

We have decided to change the presentation to simplify and rationalize disclosure in the financial statements. Comparative figures in the statements of changes in equity have been reclassified to reflect the change in presentations. The change in presentations had no other impact on the financial statements.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 19 “Investments in Group Enterprises”.

Consolidation Principles

Subsidiaries, which are enterprises the Company control at the reporting date, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

Control over an enterprise is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Financial Statements	32

Investment in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associate is accounted for using the equity method and is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax of the associate. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.

On each reporting date, the Company determines whether there are indications that the investment is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euros (“EUR”), which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date. Monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or the associate present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Financial Statements	33

Revenue

Revenue from Commercial Sale of Products

Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions including prompt pay discounts, shelf stock adjustments and applicable sales rebates attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicaid and the 340B Drug Pricing Program (chargebacks), and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales rebates and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and rebates that are payable to customers are off-set in trade receivables.

Other Revenue

Other revenue relates to collaboration and license agreements. In addition, other revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.

When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In the transaction price, variable consideration, including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Financial Statements	34

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets used in research and development activities.

Research costs are incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human subjects, prior to filing an Investigational New Drug Application (“IND”), or equivalent. Research costs are recognized in the statement of profit or loss when incurred.

Development activities relate to activities following an IND, or equivalent, and typically involve a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings, prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administrated in a small group of humans), and further into Phase II and III, which include administration of drugs in larger patient groups. Following, and depending on clinical trial results, a Biologic License Application (“BLA”) or New Drug Application (“NDA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the products. Long-term extension trials may be ongoing following submission of a BLA or NDA.

Development costs also include product development and pre-commercial manufacturing costs related to development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

Due to the risk related to the development of pharmaceutical products, the Company cannot estimate the future economic benefits associated with individual development activities with sufficient certainty until the development activities have been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss when incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, including pre-commercial activities. Selling, general and administrative expenses are recognized in the statement of profit or loss when incurred.

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs and Restricted Stock Unit programs (“RSU-programs”) and are classified as equity-settled share-based payment transactions.

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes valuation model. For RSU-programs, the fair value of each RSU granted is equal to the average share price on the date of grant of the underlying ADS.

The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled (i.e., the vesting period). The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on the best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Financial Statements	35

Where an equity-settled grant is cancelled other than upon forfeiture when vesting conditions are not satisfied, the grant is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant is modified, the services measured at the grant date fair value over the vesting period are recognized, subject to performance and/or service conditions that was specified at the initial grant date(s). Additionally, at the date of modification, unvested grants are remeasured and any increase in the total fair value is recognized over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7 “Share-based Payment”.

The Parent Company, together with its subsidiaries have entered into group share-based payment arrangements. The Parent Company incurs share-based payment transactions, whereas, subsidiaries receive the services, and the Parent Company incur an obligation to settle the transaction with the subsidiaries. While the obligations are settled in the Parent Company’s own equity instruments, group share-based payments are in the Parent Company’s separate financial statements recognized as cost of investment in subsidiaries with a corresponding increase in equity over the vesting period.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the statement of profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the statement and statement of financial position, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in subsidiaries and/or associates, unless the Company is able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Financial Statements	36

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to offset, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income. On every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Intangible Assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Software

Software assets comprise administrative applications and serve general purposes to support the Company’s operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where marketing approvals have not been obtained.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. Expenditures, that do not meet the criteria above are recognized as an expense as incurred.

Financial Statements	37

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs. Property, plant and equipment also includes right-of-use assets. Please refer to the section “Leases”.

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development costs. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development costs when incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary. Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5-10 years
Other equipment	3-5 years
Leasehold improvements	3-11 years
Right-of-use assets	2-11 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation and impairment losses of property, plant and equipment is recognized in the statement of profit or loss as cost of sales, research and development costs or as selling, general and administrative expenses, as appropriate.

Financial Statements	38

Gains and losses on disposal of property, plant and equipment are recognized in the statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment”.

Impairment

The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Inventories

Inventories comprise raw materials, work in progress and finished goods. Work in progress and finished goods comprise service expenses incurred at CMOs, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.

Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual cost of production.

If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales when incurred. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.

Manufacturing of pre-launch inventories are initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch inventories are reversed through research and development costs.

Cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.

Receivables

Receivables comprise trade receivables, income tax receivables and other receivables.

Financial Statements	39

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Income tax receivables and other receivables related to deposits, VAT and other indirect taxes are measured at cost less impairment. Carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise advance payments relating to a future financial period. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding (“SPPI-test”). All marketable securities held at the reporting date have passed the SPPI-test.

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the statement of profit or loss. Marketable securities are subject to impairment test to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities, having maturity profiles of three months or less after the date of acquisition are presented as cash equivalents in the statements of financial position, where securities having maturities of more than three months after the date of acquisition are presented separately as marketable securities as current (i.e., those maturing within twelve months after the reporting date) or non-current assets, as appropriate.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade date). Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities and cash and cash equivalents. Impairment of financial assets is determined on the basis of a forward-looking Expected Credit Loss (“ECL”) Model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

For receivables, a simplified approach in calculating ECLs is applied. Therefore, changes in credit risks are not tracked, but instead, a loss allowance based on lifetime ECL is assessed at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months (12-month ECL). Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there have been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Financial Statements	40

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Treasury shares reserve comprise nominal amounts of holding of own equity instruments. No gain or loss is recognized in profit or loss on the purchase, sale, transfer or cancellation of the Company’s own equity instruments.The treasury shares reserve is part of unrestricted reserves and accordingly, reduce the amount available to be distributed as dividends to the Company’s shareholders.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency. The accumulated reserve of a foreign operation is reclassified to the statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations, including corresponding entries to share-based payments recognized in the statement of profit or loss, arising from warrant programs and RSU-programs. In addition, premium from acquisition and sale of treasury shares are recognized as part of this reserve. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Convertible Senior Notes and Embedded Derivative Liabilities

Convertible senior notes (“convertible notes”) are separated into a financial liability and an embedded derivative component based on the terms and conditions of the contract. The embedded derivative component is accounted for separately if it is not deemed closely related to the financial liability.

The convertible notes include an embedded equity conversion option which is not deemed closely related to the financial liability, and initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of finance income or expenses.

In addition, the convertible notes include a redemption option, which entitle the Company to redeem the notes at a cash amount equal to the principal amount of the convertible notes, plus accrued and unpaid interest. The redemption option is closely related to the financial liability, and not separately accounted for. The initial carrying amount of the financial liability component including the redemption option is the residual amount of the proceeds, net of transaction costs, after separating the derivative component.

Transaction costs are apportioned between the financial liability and derivative component based on the allocation of proceeds when the instrument is initially recognized. Transaction costs apportioned to the financial liability component form part of the effective interest and are amortized over the expected lifetime of the liability. Transaction costs allocated to the derivative component are expensed as incurred.

The financial liability is subsequently measured at amortized cost until it is extinguished on conversion, optional redemption or upon repayment at maturity. The financial liability is presented as part of borrowings on the statement of financial position.

Financial Statements	41

Leases

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease, if any.

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, lease liabilities are recognized and measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the incremental borrowing rate of the relevant entity holding the lease. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates. From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Lease liabilities are presented as part of borrowings on the statement of financial position.

Provisions

Provisions comprise unsettled sales reductions and product returns regarding sale of commercial products where amount or timing of payment is uncertain.

Provisions for sales deductions attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicare, Medicaid and the 340B Drug Pricing Program (“chargebacks”), and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations, government programs and chargebacks are generally settled within 90-180 days from the transaction date.

Provisions for estimated product returns are measured according to gross sales value based on the expected product returns.

Trade Payables and Accrued Expenses

Trade payables and accrued expenses are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities, short-term employee benefits, and sales rebates . Other liabilities are measured at their net-realizable values.

Financial Statements	42

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations.

Contract liabilities are measured at the fair value of the consideration received and is recognized as revenue in the statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year. Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Cash flows from investing activities include payments in connection with acquisition, development, improvement and sale, etc., of property, plant and equipment, investment in associate and marketable securities.

Cash flows from financing activities comprise payments related to the capital structure of the Company, including lease liabilities, changes in the share capital and treasury shares and issuance of convertible senior notes.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date).

Basic Earnings per Share

Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding. The weighted average number of shares takes into account the weighted average effect of changes in treasury shares during the year.

Diluted Earnings per Share

Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average effect of changes in treasury shares during the year, and the dilutive effect of outstanding warrants and convertible notes. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued a number of new or amended standards, which have not yet become effective or have not yet been adopted by the EU. Therefore, these new standards have not been incorporated in these financial statements.

Financial Statements	43

Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, “Presentation of Financial Statements”, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

If approved by the EU, the amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The amendments are expected to require the convertible notes (presented as part of borrowings on the statement of financial position) and derivative liabilities, presented as non-current liabilities at December 31, 2022, to be presented as current liabilities. On December 31, 2022, the carrying amount of convertible notes and derivative liabilities were €399.2 million and €158.0 million, respectively.

The financial statements are not expected to be affected by other new or amended standards.

Note 3 – Significant Accounting Judgements, Estimates and Assumptions

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates have not revealed any material impact in any of the years presented in the financial statements.

Significant Accounting Judgements

Critical accounting judgements which have a material impact on the financial statements are described in the following sections.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Financial Statements	44

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Significant Estimatation Uncertainities

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Revenue and Provisions

Provision for Sales Rebates and Product Returns

Sales rebates and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties associated with the rebate item is subsequently resolved, or for product returns, when the sold products are distributed to patients.

Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.

As of December 31, 2022, the provisions for sales rebates and product returns was €7.3 million compared to €1.2 million, as of December 31, 2021.

Share-Based Payment

Warrant Compensation Costs

IFRS 2, “Share-Based Payment” requires an entity to reflect in its statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.

Warrant compensation costs are measured according to the grant date fair value of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends.

In 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Please refer to Note 7 “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.

Financial Statements	45

Warrant compensation cost recognized in the consolidated statement of profit or loss was €55.2 million, and €65.4 million for the years ended December 31, 2022, and 2021 respectively.

Prepayments and Accruals

Project Development Costs

Development of drug candidates requires significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other project suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

On each reporting date, all significant ongoing activities are reviewed to determine the stage of completion and compared to the invoices received. Accruals are recognized for individual projects where the stage of completion exceeds costs of invoices received. Similarly, prepayments are recognized for invoiced costs in excess of the stage of completion. The Company has implemented accrual calculation models and policies, to ensure that consistent accrual procedures are applied, which includes analyzing significant project stages and payment structures, comparing project milestones to planned performance, and revisiting prior periods estimates.

As of December 31, 2022, the consolidated statement of financial position included prepaid project costs of €4.4 million and accrued project costs of €38.0 million, compared to €8.0 million and €23.5 million, respectively, as of December 31, 2021.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2022, the derivative liabilities was €158.0 million compared to €142.5 million at initial recognition in March 2022. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 15 “Financial Assets and Liabilities”, for additional details.

Note 4 – Revenue

Revenue from commercial sale of products relates to sale of SKYTROFA® (lonapegsomatropin-tcgd) in the U.S. market, which is sold to specialty pharmacies and specialty distributors (“commercial customers”). Customer payment terms are typically 30 days from the transaction date. SKYTROFA was approved by the U.S. Food and Drug Administration in August 2021, and the Company began shipping products to commercial customers in the fourth quarter of 2021.

Other revenue is generated primarily from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals (“VISEN”), exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China.

Financial Statements	46

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Revenue
Commercial sale of products	35,659	943	9,562	865
Rendering of services	4,434	751	93,179	77,579
Sale of clinical supply	8,534	3,719	—	—
Licenses	2,547	2,365	2,633	7,686

Total revenue	51,174	7,778	105,373	86,130

Attributable to
Commercial customers	35,659	943	—	—
Collaboration partners and license agreements	15,515	6,835	552	—
Group enterprises	—	—	104,821	86,130

Total revenue	51,174	7,778	105,373	86,130

Specified by timing of recognition
Recognized over time	4,434	751	93,179	77,579
Recognized at a point in time	46,740	7,027	12,194	8,551

Total revenue	51,174	7,778	105,373	86,130

Specified per geographical location
Europe	552	—	552	—
North America	44,156	6,856	—	—
China	6,466	922	—	—
Denmark (domicile country)	—	—	104,821	86,130

Total revenue	51,174	7,778	105,373	86,130

Note 5 – Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no information on business segments or geographical markets is disclosed. Entity wide disclosures regarding revenue are included in Note 4 “Revenue”.

The Company’s intangible assets and property, plant and equipment located by country are specified below, and defines the Company’s non-current segment assets:

	Group
(EUR’000)	2022	2021
Non-current segment assets
Denmark (domicile country)	30,336	29,656
North America	89,439	91,755
Germany	14,148	9,910

Total non-current segment assets	133,923	131,321

Investment in associate	22,932	38,345
Marketable securities	7,492	107,561
Other receivables	1,920	1,808

Total non-current assets	166,267	279,035

The Parent Company has no non-current segment assets outside Denmark (domicile country).

Financial Statements	47

Note 6 – Employee costs

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Employee costs
Wages and salaries	140,420	104,583	54,112	43,722
Share-based payment	64,180	66,830	40,351	38,386
Pension costs (defined contribution plans)	4,163	2,416	1,887	1,187
Social security costs	5,898	4,571	325	236

Total employee costs	214,661	178,400	96,675	83,531

Included in the profit or loss
Cost of sales	7,239	1,380	7,239	1,380
Research and development costs	119,904	106,558	56,342	51,763
Selling, general, and administrative expenses	87,518	70,462	33,094	30,388

Total employee costs	214,661	178,400	96,675	83,531

Average number of employees	719	573	325	252

Key Management Personnel comprises the Board of Directors, the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.

Compensation to Key Management Personnel included within total employee costs is summarized below:

	Board of Directors (1)		Executive Board (2)		Non-executive Senior Management
(EUR’000)	2022	2021	2022	2021	2022	2021
Compensation
Wages and salaries	403	296	3,809	2,699	6,087	5,547
Share-based payment	1,273	2,032	11,392	8,770	8,872	14,906
Pensions (defined contribution plans)	—	—	46	23	118	120
Social security costs	—	—	55	49	89	60

Total Compensation	1,676	2,328	15,302	11,541	15,166	20,633

(1)	The Board of Directors comprised six to seven persons in 2022 and 2021
(2)	The Executive Board comprised four persons in 2022. For 2021 the Executive Board comprised two to four persons.

Note 7 – Share-based Payment

As an incentive to employees, members of the Board of Directors and select consultants, Ascendis Pharma A/S has established warrant programs and, since December 2021, Restricted Stock Unit programs (“RSU programs”), which are equity-settled share-based payment transactions.

Restricted Stock Unit Program

Restricted Stock Units (“RSUs”) are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board of Directors (“RSU-holders”) in accordance with the Company’s Restricted Stock Unit Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board of Directors at its discretion. ADSs underlying RSUs are treasury shares that have been repurchased in the market. Upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Financial Statements	48

Vesting Conditions

RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service. RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant, and in the case of RSUs granted to the Company’s Chief Executive Officer, subject to the achievement of performance conditions as determined by the Company’s Board of Directors. RSUs generally cease to vest from the date of termination of employment, or for Board of Directors, termination of board membership, whereas unvested RSUs will lapse. In addition, vesting may be contingent upon additional vesting criteria (non-market performance conditions). The Board of Directors may at its discretion and on an individual basis decide to deviate from the vesting conditions, including, decide to accelerate vesting in the event of termination of employment or board membership, as applicable.

No later than 30 days after each vesting date, the Company transfers the applicable number of ADSs corresponding to the vested RSUs to the RSU-holders. In addition, the Company is in certain tax jurisdictions obligated to withhold tax and settle with the relevant tax authority on behalf of the RSU-holder, in which case a number of ADSs equaling the applicable taxes and social contributions are withheld by the Company.

Adjustments

RSU-holders are entitled to an adjustment of the number of RSUs granted, applicable in the event of certain corporate changes, including among other events, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, and changes in the nominal value of each share. In addition, The RSU program contains provisions to accelerate vesting, or compensate with grant of new equity instruments, in the event of restructuring events including change in control events.

RSU Activity

148,148 RSUs were granted for the first time in December 2021. The following table specifies the number of RSUs granted and outstanding RSUs at December 31, 2022:

Total RSUs
Outstanding at January 1, 2022	148,148

Transferred during the period	(41,685)
Forfeited during the period	(23,971)

Outstanding at December 2022	82,492

Specified by vesting date
December 2023	41,240
December 2024	41,252

Outstanding at December 31, 2022	82,492

The fair value of one RSU at date of grant was € 123.46 for the year ended December 31, 2021.

Warrant program

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Financial Statements	49

Vesting Conditions

Warrants granted vest over a predetermined service period, and accordingly require warrantholders to be employed, or provide a specified period of service. Warrants generally cease to vest from the date of termination in the event that (i) the employee terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract, and the employee has given the Company good reason to do so. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that the employment contract is terminated, and the employee has not given the Company good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants granted 2012 until November 2021

Warrants granted from 2012 until November 2021, generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants granted to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants granted from December 2021

For warrants granted to employees and consultants, 25% of the warrants vest one year after the date of grant, and the remaining 75% of the warrants granted vest over 36 months, with 1/36 of the warrants vesting per month, from one year after the date of grant.

For warrants granted to board members upon the board members accession, 25% of the warrants granted vest one year after the date of grant, and the remaining 75% of the warrants granted shall vest over 36 months, with 1/36 per month from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50 % of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports, as per each program’s terms and conditions.

Warrants expire ten years after the grant date. Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder. If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

Financial Statements	50

Warrant Activity

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2021	6,148,004	69.97

Granted during the year	1,445,981	122.03
Exercised during the year (1)	(312,296)	38.43
Forfeited during the year	(196,616)	119.58
Outstanding at December 31, 2021	7,085,073	80.30

Vested at the reporting date	4,022,011	52.63

Granted during the year	357,092	100.40
Exercised during the year(1)	(214,613)	21.83
Forfeited during the year	(363,541)	123.62
Outstanding at December 31, 2022	6,864,011	81.30

Vested at the reporting date	4,972,026	66.34

(1)	The weighted average share price (listed in $) at the date of exercise was €113.60 and €124.62 for the years ended December 31, 2022, and 2021, respectively.

As of December 31, 2022, the Board of Directors was authorized to grant up to 1,959,496 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2022, per grant year.

	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in 2012 – 2018	3,052,158	33.64	53
Granted in 2019	1,051,611	96.69	81
Granted in 2020	1,190,212	138.41	93
Granted in 2021	1,222,948	121.87	106
Granted in 2022	347,082	100.56	114

Outstanding at December 31, 2022	6,864,011	81.30	77

At December 31, 2022, the exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to € 145.50 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 to €145.50 for the year ended December 31, 2021.The weighted average remaining life for outstanding warrants was 87 months for the financial year ended December 31, 2021.

Warrant Compensation Costs

Warrant compensation costs are recognized in the statements of profit or loss over the vesting period of the warrants granted.

Financial Statements	51

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) an expected volatility using the Company’s own share price (from 2021).

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2022 and 2021:

	2022	2021
Expected volatility	48 - 49%	48 - 49%
Risk-free interest rate	(0.08) - 2.54%	(0.54) - (0.27)%
Expected life of warrants (years)	6.0	6.0
Weighted average exercise price	€100.40	€122.03
Fair value of warrants granted in the year	€36.55 - 60.85	€45.91 - 64.28

Note 8 – Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	Group
(EUR’000)	2022	2021
Principal accountant fees and services
Audit fees	814	771
Tax fees	138	87
All other fees	0	13

Total principal accountant fees and services	952	871

Note 9 – Tax on Profit/Loss for the Year and Deferred Tax

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Tax on profit/(loss) for the year:
Current tax (expense)/income	(5,377)	367	178	206

	(5,377)	367	178	206

Tax for the year can be explained as follows:
Profit/(loss) before tax	(577,817)	(383,944)	(143,079)	(110,371)

Tax at the Danish corporation tax rate of 22%	127,120	84,468	31,477	24,282

Tax effect of:
Non-deductible costs	(17,094)	(14,800)	(14,242)	(8,470)
Additional tax deductions	13,720	17,117	3,808	5,294
Impact from associate	(3,893)	3,169	—	—
Other effects including effect of different tax rates	(2,716)	305	(51)	193
Deferred tax asset, not recognized	(122,514)	(89,892)	(20,814)	(21,093)

Tax on profit/(loss) for the year	(5,377)	367	178	206

Effective tax rate	0.93%	(0.10)%	(0.12)%	(0.19)%

Financial Statements	52

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Specification of Deferred Tax Assets
Tax deductible losses	433,174	313,011	116,153	94,847
Other temporary differences	19,961	12,856	1,010	1,476
Deferred tax asset, not recognized	(453,135)	(325,867)	(117,163)	(96,323)

Total Deferred Tax Assets at December, 31	0	0	0	0

No changes to deferred tax have been recognized in the statements of profit or loss for 2022 or 2021. Deferred tax assets have not been recognized in the statements of financial position due to uncertainty relating to future utilization. Deferred tax assets can be carried forward without timing limitations.

The Company had tax losses carried forward of €1,985.0 million (Parent Company: €528.0 million) and €1,437.0 million (Parent Company: €431.1 million) at December 31, 2022, and December 31, 2021, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2022, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2022, and 2021, respectively.

The Company is entitled to additional tax deductions, determined by annual warrants exercised by employees. For the year ended December 31, 2022, the Company was entitled to additional tax deductions with a tax value of €5.2 million, compared to €4.8 million for the year ended December 31, 2021. These future tax deductions depends on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions are subject to uncertainties. Refer to Note 7 “Share-based Payment”, regarding a description of warrant programs.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Note 10 – Intangible Assets

	Group
(EUR’000)	Goodwill	Software	Total
Cost
At January 1, 2021	3,495	2,222	5,717
At December 31, 2021	3,495	2,222	5,717

At December 31, 2022	3,495	2,222	5,717

Accumulated amortization and impairments
Amortization charge	—	(445)	(445)
At December 31, 2021	—	(445)	(445)

Amortization charge	—	(444)	(444)
At December 31, 2022	—	(889)	(889)
Carrying amount
At December 31, 2021	3,495	1,777	5,272

At December 31, 2022	3,495	1,333	4,828

Financial Statements	53

		Parent
(EUR’000)	Software	Acquired intellectual property	Total
Cost
At January 1, 2021	2,222	1,326	3,548
At December 31, 2021	2,222	1,326	3,548

At December 31, 2022	2,222	1,326	3,548

Accumulated amortization and impairments
At January 1, 2021	—	(1,326)	(1,326)
Amortization charge	(445)	—	(445)
At December 31, 2021	(445)	(1,326)	(1,771)

Amortization charge	(444)	—	(444)
At December 31, 2022	(889)	(1,326)	(2,215)
Carrying amount
At December 31, 2021	1,777	—	1,777

At December 31, 2022	1,333	—	1,333

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2022, and 2021, were recognized in the statements of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit.

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. The fair value of goodwill has been determined after taking into account the market value of the Company’s ADSs as of the reporting date. The computation of the market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, no further assumptions are deemed relevant to be applied in determining whether goodwill is impaired.

Financial Statements	54

Note 11 – Property, Plant and Equipment

	Group
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improvements	Right-of- Use Assets	Total
Cost
At January 1, 2021	14,622	5,175	8,535	99,566	127,898
Additions	2,810	3,386	8,780	10,812	25,788
Disposals	(772)	(10)	—	(1,040)	(1,822)
Foreign exchange translation	286	271	752	6,797	8,106

At December 31, 2021	16,946	8,822	18,067	116,135	159,970

Additions	7,787	2,487	1,284	3,245	14,803
Disposals	(32)	(395)	—	(5,480)	(5,907)
Foreign exchange translation	243	289	779	5,566	6,877

At December 31, 2022	24,944	11,203	20,130	119,466	175,743

Accumulated depreciation
At January 1, 2021	(4,781)	(2,287)	(1,134)	(11,584)	(19,786)
Depreciation charge	(1,499)	(1,200)	(1,284)	(10,963)	(14,946)
Disposals	772	10	—	1,040	1,822
Foreign exchange translation	(19)	(70)	(70)	(852)	(1,011)

At December 31, 2021	(5,527)	(3,547)	(2,488)	(22,359)	(33,921)

Deprecation charge	(2,039)	(1,793)	(1,942)	(11,740)	(17,514)
Disposals	25	380	—	5,480	5,885
Foreign exchange translation	(43)	(63)	(67)	(925)	(1,098)

At December 31, 2022	(7,584)	(5,023)	(4,497)	(29,544)	(46,648)

Carrying amount:
At December 31, 2021	11,419	5,275	15,579	93,776	126,049

At December 31, 2022	17,360	6,180	15,633	89,922	129,095

Depreciation charges are specified below:

	Group
(EUR’000)	2022	2021
Depreciation charges
Cost of sales	1,245	252
Research and development costs	10,892	10,102
Selling, general and administrative expenses	5,377	4,592

Total depreciation charges	17,514	14,946

	Parent
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improvements	Right-of- Use Assets	Total
Cost
At January 1, 2021	—	1,886	240	15,379	17,505
Additions	2,926	506	2,671	8,346	14,449
At December 31, 2021	2,926	2,392	2,911	23,725	31,954

Additions	3,613	210	80	852	4,755
Disposals	—	(8)	—	—	(8)
At December 31, 2022	6,539	2,594	2,991	24,577	36,701

Accumulated depreciation
At January 1, 2021	—	(1,097)	—	(3,834)	(4,931)
Depreciation charge	(52)	(353)	(146)	(2,376)	(2,927)
At December 31, 2021	(52)	(1,450)	(146)	(6,210)	(7,858)

Deprecation charge	(216)	(403)	(293)	(2,595)	(3,507)
Disposals	—	8	—	—	8

At December 31, 2022	(268)	(1,845)	(439)	(8,805)	(11,357)

Carrying amount
At December 31, 2021	2,874	942	2,765	17,515	24,096

At December 31, 2022	6,271	749	2,552	15,772	25,344

Financial Statements	55

Depreciation charges are specified below:

	Parent
(EUR’000)	2022	2021
Depreciation charges
Cost of sales	1,245	252
Research and development costs	1,700	1,952
Selling, general and administrative expenses	562	723

Total depreciation charges	3,507	2,927

Note 12 – Investment in Associates

VISEN is a private Company with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in Greater China. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN’s issued and outstanding shares. On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retained 43.93% of VISEN’s issued and outstanding shares. As a result, a non-cash gain of €42.3 million was recognized in the consolidated statement of profit or loss as part of Share of profit/(loss) of associate in 2021. The Series B financing did not change the accounting treatment of VISEN.

The following table illustrates the summarized relevant financial information of VISEN:

	VISEN Pharmaceuticals
Principal place of business:	China
	Group
(EUR’000)	2022	2021
Statement of profit or loss
Profit/(loss) for the year from continuing operations	(40,283)	(69,283)

Total comprehensive income	(40,273)	(69,306)

Statement of financial position
Non-current assets	21,410	16,599
Current assets	92,204	130,825

Total assets	113,614	147,424

Equity	100,062	135,333
Non-current liabilities	180	1,545
Current liabilities	13,372	10,546

Total equity and liabilities	113,614	147,424

Company’s share of equity before eliminations	43,957	59,455
Elimination of internal profit and other equity method adjustments	(21,025)	(21,110)

Company’s share of equity	22,932	38,345

Investment in associate at December 31	22,932	38,345

Present ownership at December 31	43.93%	43.93%

Transactions and outstanding balances as of December 31
Invoicing of goods and services to associates	22,327	6,472

Total receivables from associates	3,554	1,644

Financial Statements	56

Note 13 – Inventories

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Inventories
Raw materials and consumables	9,616	2,248	9,616	2,248
Work In progress	112,885	68,865	112,885	64,953
Finished goods	8,172	4,292	8,172	4,292

Total inventories	130,673	75,405	130,673	71,493

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

Note 14 – Contract Liabilities

At December 31, 2022, contract liabilities comprise unsatisfied performance obligations relating to delivery of clinical and commercial supply under one of the Company’s license agreements.

Revenue recognized from contract liabilities was €10.5 million (Parent Company: €3.2 million) and €0.4 million (Parent Company: €2.7 million) for the years ended December 31, 2022 and 2021, respectively, and related to feasibility studies, and research and development services under the Company’s license agreements.

Note 15 – Financial Assets and Liabilities

Financial assets and liabilities comprise following:

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Financial assets by category
Trade receivables	11,910	2,200	281	—
Receivables from group enterprises	—	—	1,372,347	1,007,874
Other receivables (excluding income tax and indirect tax receivables)	3,884	12,276	3,139	3,451
Marketable securities	298,180	343,358	298,180	343,358
Cash and cash equivalents	444,767	446,267	407,184	415,363

Financial assets measured at amortized costs	758,741	804,101	2,081,131	1,770,046

Total financial assets	758,741	804,101	2,081,131	1,770,046

Classified in the statement of financial position
Non-current assets	9,412	109,369	1,381,142	1,116,640
Current assets	749,329	694,732	699,989	653,406

Total financial assets	758,741	804,101	2,081,131	1,770,046

Financial liabilities by category
Borrowings
Convertible senior notes	399,186	—	399,186	—
Lease liabilities	109,191	104,961	16,312	17,915
Trade payables and accrued expenses	101,032	59,417	95,174	55,087
Payables to group enterprises	—	—	6,558	29,536

Financial liabilities measured at amortized costs	609,409	164,378	517,230	102,538

Derivative liabilities	157,950	—	157,950	—
Financial liabilities measured at measured at fair value through profit or loss	157,950	—	157,950	—

Total financial liabilities	767,359	164,378	675,180	102,538

Classified in the statement of financial position
Non-current liabilities	640,907	97,966	558,868	15,121
Current liabilities	126,452	66,412	116,312	87,417

Total financial liabilities	767,359	164,378	675,180	102,538

Financial Statements	57

Finance income and expenses are specified below:

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Finance income
Interest income	7,426	692	7,103	691
Interest income from group enterprises	—	—	28,518	21,809
Exchange rate gains (net)	44,755	59,026	46,617	59,719

Total finance income	52,181	59,718	82,238	82,219

Finance expenses
Interest expense	30,682	3,911	27,256	903
Interest expenses to group enterprises	—	—	308	391
Fair value loss, derivatives	15,483	—	15,483	—
Other financial expenses	4,322	—	4,322	—

Total finance expenses	50,487	3,911	47,369	1,294

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Net exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s cash, cash equivalents, marketable securities and convertible notes.

Borrowings

Convertible Senior Notes

In March 2022, the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and offering expenses. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028.

The convertible notes accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their convertible notes at their option into the Company’s ordinary shares represented by ADSs, together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per $1,000 principal amount of convertible notes, which represents an initial conversion price of $166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events.

The convertible notes will be optionally redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on each of (i) at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.

Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. In order to improve flexibility to the Company’s operations, lease arrangements may provide the Company with option to extend the lease or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between six months to five years, in addition to the non-cancellable periods.

Financial Statements	58

The following expenses relating to lease activities are recognized in the statements of profit or loss:

	Group		Parent
(EUR’000)	2022	2021	2022	2021
Lease expense
Depreciations	11,740	10,963	2,595	2,376
Expenses relating to short term leases and leases of low value assets	280	186	149	137
Lease interest	3,842	3,396	452	408

Total lease expense	15,862	14,545	3,196	2,921

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025 and comprises total lease cash-outflow of €70.3 million.

Financing Activities

Development in borrowings related to financing activities are specified below:

	Group
		Cash payments		Non-cash items
(EUR’000)	Beginning of period	Repayments	Proceeds	Additions/ (disposals)	Separation of fair value	Accretion of interest	Foreign exchange translation (non-cash item)	End of period
Financing activities December 31, 2022
Borrowings
Convertible Senior Notes	—	(6,710)	503,281	—	(142,467)	30,216	14,866	399,186
Leasing	104,961	(7,995)	—	3,194	—	3,842	5,189	109,191

Total financing activities	104,961	(14,705)	503,281	3,194	(142,467)	34,058	20,055	508,377

Financing activities December 31, 2021
Borrowings
Leasing	91,975	(7,755)	—	10,812	—	3,396	6,533	104,961

Total financing activities	91,975	(7,755)	—	10,812	—	3,396	6,533	104,961

Financial Statements	59

	Parent
		Cash payments		Non-cash items
(EUR’000)	Beginning of period	Repayments	Proceeds	Additions/ (disposals)	Separation of fair value	Accretion of interest	Foreign exchange translation (non-cash item)	End of period
Financing activities December 31, 2022
Borrowing
Convertible Senior Notes	—	(6,710)	503,281	—	(142,467)	30,216	14,866	399,186
Leasing	17,915	(2,908)	—	853	—	452	—	16,312

Total financing activities	17,915	(9,618)	503,281	853	(142,467)	30,668	14,866	415,498

Financing activities December 31, 2021
Borrowing
Leasing	11,792	(2,631)	—	8,346	—	408	—	17,915

Total financing activities	11,792	(2,631)	—	8,346	—	408	—	17,915

For December 31, 2022, “separation of fair value” on convertible senior notes relates to derivative liabilities that is separated from convertible senior notes and presented separately in the statement of financial position, please refer to following section, “Derivative Liabilities”.

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes. Fair value of derivative liabilities cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by using the Black-Scholes Option Pricing model (Level 3 in the fair value hierarchy). The fair value of the options is calculated, applying the following assumptions: (1) conversion price; (2) own share price; (3) maturity of the options; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the options; (5) no payment of dividends; and (6) an expected volatility using the Company’s own share price (49.24% as of December 31, 2022).

Sensitivity Analysis

Derivative liabilities were recognized in March 2022 at the initial fair value of €142.5 million.

On December 31, 2022, all other inputs and assumptions held constant, a 10% increase in volatility, will increase the fair value of derivative liabilities by approximately €15.7 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2022, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €27.6 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Derivative liabilities are measured at fair value. All other financial assets and liabilities are measured at amortized cost.

Financial Statements	60

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value of marketable securities, convertible notes and derivatives and their level in the fair value hierarchy is summarized in following table, where

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	Group and Parent
	2022		2021
(EUR’000)	Carring Amount	Fair Value	Carring Amount	Fair Value	Fair Value Level
Financial assets					(1-3)
Marketable securities	298,180	295,843	343,358	342,731	1

Financial assets measured at cost	298,180	295,843	343,358	342,731

Total financial assets	298,180	295,843	343,358	342,731

Financial liabilities
Convertible Senior Notes	399,186	382,459	—	—	3

Financial liabilities measured at cost	399,186	382,459	—	—
Derivative liabilities	157,950	157,950	—	—	3

Financial liabilities measured at fair value through profit and loss	157,950	157,950	—	—

Total financial liabilities	557,136	540,409	—	—

Movements in level 3 fair value measurements are specified below:

	Group and Parent
(EUR’000)	2022	2021
Derivative liabilities
Additions	142,467	—
Remeasurement recognized in financial income or expense	15,483	—

December 31	157,950	—

Note 16 – Financial Risk Management

The Company manages capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The overall strategy in this regard has remained unchanged since 2012.

Capital Structure

The Company’s capital structure consists of equity and external debt obtained through issuance of convertible notes. The Company is not subject to any externally imposed capital requirements or covenants. The capital structure is reviewed on an ongoing basis for the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2 “Summary of Significant Accounting Policies”.

Financial Statements	61

Share Capital

The share capital of Ascendis Pharma A/S consists of 57,152,295 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of Ascendis Pharma A/S are as follows:

(EUR’000)	2022	2021	2020	2019	2018
Changes in share capital
Beginning of year	56,937,682	53,750,386	47,985,837	42,135,448	36,984,292
Increase through cash contribution	214,613	3,187,296	5,764,549	5,850,389	5,151,156

End of year	57,152,295	56,937,682	53,750,386	47,985,837	42,135,448

Treasury Shares Reserve

The holding of treasury shares are as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
Treasury shares	(EUR’000)	(Number)
At January 1, 2021	—	—
Acquired from third-parties	21	154,837

At December 31, 2021	21	154,837	0.3%

Acquired from third parties	134	1,000,000
Transferred under stock incentive programs	(6)	(41,685)

At December 31, 2022	149	1,113,152	2.0%

Financial Risk Management Objectives

The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyzes exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

The Company’s financial risk exposure and risk management policies are described in following sections.

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”).

Foreign currency exchange risks are unchanged to prior year, and primarily relate to sale and purchases in foreign currencies, and cash, cash equivalents and marketable securities, and convertible notes. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Financial Statements	62

Foreign Currency Sensitivity Analysis

The following table details how a strengthening of the USD against the EUR would impact profit and loss, and equity before tax at the reporting date. A similar weakening of the USD would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign currency exchange risk associated with the operations.

	Group
			Hypothetical impact on consolidated financial statements
(EUR’000)	Nominal position	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
USD/EUR
December 31, 2022	60,581	10%	6,058	6,058
December 31, 2021	549,243	10%	54,924	54,924

	Parent
			Hypothetical impact on separate financial statements
(EUR’000)	Nominal position	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
USD/EUR
December 31, 2022	119,279	10%	11,928	11,928
December 31, 2021	548,156	10%	54,816	54,816

Interest Rate Risk Management

Outstanding convertible notes comprise a 2.25% coupon fixed rate structure. In addition, interest rate on lease liabilities is fixed at the lease commencement date. Future indebtedness including those related to lease arrangements, if any, may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Rate structure of marketable securities are specified below:

	Group and Parent
	December 31, 2022		December 31, 2021

	Carrying amount	Fair value	Carrying amount	Fair value
(EUR’000)
Marketable securities specified by rate structure
Fixed rate	205,825	203,543	323,176	322,556
Floating rate	11,787	11,773	17,975	17,968
Zero-coupon	80,568	80,527	2,207	2,207

Total marketable securities	298,180	295,843	343,358	342,731

Derivative liabilities are measured at fair value through profit or loss. Accordingly, since the fair value is exposed from the development in interest rates, the profit or loss is exposed to volatility from such development. The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Financial Statements	63

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held. The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and agency bonds. The

Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	Group and Parent
	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
(EUR’000)
Marketable securities specified by investment grade credit rating
High grade	203,530	202,048	144,307	144,030
Upper medium grade	94,650	93,795	196,909	196,566
Lower medium grade	—	—	2,142	2,135

Total marketable securities	298,180	295,843	343,358	342,731

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of marketable securities with cash-forecasts. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due.

Financial Statements	64

Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. The composition of the marketable securities portfolio and its fair values are specified in the following table.

	Group and Parent
	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
(EUR’000)
Marketable securities specified by security type
U.S. Treasury bills	79,086	79,043	—	—
U.S. Government Bonds	99,337	98,075	95,408	95,211
Commercial papers	—	—	2,207	2,207
Corporate bonds	104,236	103,301	226,771	226,379
Agency bonds	15,521	15,424	18,972	18,934

Total marketable securities	298,180	295,843	343,358	342,731

Classified based on maturity profiles
Non-current assets	7,492	7,201	107,561	107,175
Current assets	290,688	288,642	235,797	235,556

Total marketable securities	298,180	295,843	343,358	342,731

Marketable securities have a weighted average duration of 3.0 and 12.6 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 3.2 months.

Maturity Analysis

Contractual cashflows for non-derivative financial liabilities recognized in the statements of financial position are specified below.

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2022
Borrowings
Lease liabilities	13,996	53,821	60,946	128,763	109,191
Convertible senior notes	12,130	48,519	545,161	605,810	399,186

Total borrowings	26,126	102,340	606,107	734,573	508,377
Trade payables and accrued expenses	101,032	—	—	101,032	101,033

Total financial liabilities	127,158	102,340	606,107	835,605	609,410

	Group
				Total
				contractual	Carrying
(EUR’000)	<1 year	1-5 years	>5 years	cashflows	amount
December 31, 2021
Borrowings
Lease liabilities	7,098	51,442	68,378	126,918	104,961

Total borrowings	7,098	51,442	68,378	126,918	104,961
Trade payables and accrued expenses	59,417	—	—	59,417	59,417

Total financial liabilities	66,515	51,442	68,378	186,335	164,378

Financial Statements	65

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2022
Borrowings
Lease liabilities	2,978	9,811	5,260	18,049	16,312
Convertible senior notes	12,130	48,519	545,161	605,810	399,186

Total borrowings	15,108	58,330	550,421	623,859	415,498
Payables to group enterprises	6,558	—	—	6,558	6,558
Trade payables and accrued expenses	95,174	—	—	95,174	95,174

Total financial liabilities	116,840	58,330	550,421	725,591	517,230

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2021
Borrowings
Lease liabilities	2,821	11,202	6,005	20,028	17,915

Total borrowings	2,821	11,202	6,005	20,028	17,915
Payables to group enterprises	29,536	—	—	29,536	29,536
Trade payables and accrued expenses	55,087	—	—	55,087	55,087

Total financial liabilities	87,444	11,202	6,005	104,651	102,538

Note 17 – Commitments and Contingencies

Contractual commitments for the acquisition of property, plant and equipment were €4.4 million and €8.4 million for the years ended December 31, 2022 and 2021, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cost of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

The Company is not aware of any significant legal claims or disputes.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its five wholly owned subsidiaries Ascendis Pharma, Ophthalmology Division A/S, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S.

While Ascendis Pharma Ophthalmology Division A/S’s expenditures for 2023 is expected to exceed paid-in capital, the four other subsidiaries have accumulated losses in excess of their paid-in capital. To support the five companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2024.

At December 31, 2022, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S reported negative net assets of €714.8 million, €249.2 million, €201.8 million and €141.0 million, respectively.

Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. In addition, Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Financial Statements	66

Note 18 – Related Party Transactions

The Board of Directors, the Executive Board and Non-executive Senior Management (“Key Management Personnel”) are considered related parties as they have authorities and responsibilities with planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants and RSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 6 “Employee Cost”. Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, and clinical supplies and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate are disclosed in Note 12 “Investment in Associate”.

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9 “Tax on Profit/(Loss) for the Year and Deferred Tax”.

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

	Parent
(EUR’000)	2022	2021
Rendering of services	92,626	77,579
Sale of products	9,562	865
Milestone payments	—	5,000
License income	2,633	2,686

Total revenue	104,821	86,130

Milestone payments (expenses)	(100)	(100)
License expenses	—	(100)
Purchase of services	(95,366)	(115,666)

Total expenses	(95,466)	(115,866)

Interest income	28,518	21,809
Interest expenses	(308)	(391)

Net financial income	28,210	21,418

Financial Statements	67

Note 19 – Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in Group enterprises at December 31, 2022, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.93%

Note 20 – Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares, at December 31, 2022:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with Artisan Partners Limited Partnership, USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP, USA

•	Entities affiliated with Wellington Management Group LLP, USA

•	Entities affiliated with Janus Henderson Group plc, United Kingdom

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 21 – Subsequent Events

No events have occurred after the reporting date that would influence the evaluation of these financial statements.